Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND PAYABLE OCTOBER 17, 2011

(Calgary, September 20, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced its October 17, 2011 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is September 28, 2011. The dividend will be payable to all shareholders who hold shares on the record date of September 30, 2011.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.071 per common share using a U.S./Canadian dollar exchange rate of Cdn$1.00:U.S $1.01. The actual U.S. dollar equivalent dividend will be based upon the actual U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Dividend Reinvestment Plan

Pengrowth has a Dividend Reinvestment Plan (DRIP) that provides a convenient and cost-effective method for eligible shareholders in Canada and the United States to maximize their investment in Pengrowth by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the DRIP, please visit Pengrowth’s website at www.pengrowth.com or contact Computershare Trust Company of Canada at 1-800-564-6253.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in north-eastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta, the Olds/Garrington (light oil/gas) play in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111